

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2014

<u>Via E-mail</u>
Paul A. Rooke
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

      Re: Lexmark International, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 3, 2014
               File No. 1-14050

Dear Mr. Rooke:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that the website of Attar Brothers Trading and Marketing of Syria lists you among the companies whose products it sells. In addition, you disclose on pages 5, 12, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan. Cuba, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Syria, or Sudan. Please provide us with information regarding any contacts with Cuba, Syria, and Sudan for the last three fiscal years and the subsequent interim period. Your response should describe any goods, technology, or services you have provided into Cuba, Syria, and Sudan, directly or indirectly, and any

agreements, arrangements, or other contacts you have had with the governments of Cuba, Syria, and Sudan, or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance